RG RESOURCE TECHNOLOGIES, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

RG Resource Technologies, Inc.
581 S. Coats Road
Oxford, MI 48371

Ladies & Gentlemen:

1.   Background. The undersigned understands that RG Resource Technologies, Inc., a Delaware corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated May 7, 2021 (the "Form C"), filed by the Company with the Securities and Exchange Commission (the "SEC"). The Company is offering to both accredited and non-accredited investors up to $1,070,000 of its shares of Class A common stock, par value $0.001 per share (the "Shares"). Initial investors will receive a twenty percent (20%) discount off the $100 per Share purchase price for a purchase price of $80 per Share on sales up to $150,000, which is equal to 1,875 Shares. If $150,000 is raised, all additional Shares beyond 1,875 will be offered at a purchase price of $100 per Share. The minimum amount or target amount to be raised in the Offering is $50,000, or 625 Shares at $80 per Share (the "Target Offering Amount"), and the maximum amount to be raised in the offering is $1,070,000, or 11,075 Shares (the "Maximum Offering Amount"). The Company is offering the Shares to prospective investors through the crowdfunding platform available at www.Wefunder.com and each subdomain thereof (the "Platform"). The Platform is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Platform is operated by Wefunder, Inc. (collectively, with its subsidiaries and affiliates, "Wefunder"). The Company will pay the Platform a commission equal to 6% of gross monies raised in the Offering for investments, except that no fees will be charged for amounts of $25,000 or more raised from the Company's network of Investors. Investors should carefully review the Form C that is available on the website of the Platform.

2.   Subscription. Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the "Dollar Amount of Shares" specified on the signature page to this Agreement divided by $100. The purchase price for each Share is $100. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf in accordance with Section 6. No investor may subscribe for Shares in the Offering after the Offering campaign deadline. The Company reserves the right in its sole discretion to revise the Offering campaign deadline.

3.   Payment of Purchase Price. Prior to the later of (a) the Offering Deadline and (b) 5:00 p.m. (Los Angeles time) on the fifth Business Day following the date of the undersigned's signature to this Agreement set forth on the signature page below, the undersigned investor shall deliver to the Company payment in the amount set forth on the signature page hereto by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provided on the Platform. Such funds will be held in an escrow account established by the Company through the Platform (the "Escrow Account"). Upon the Closing (as defined below), such funds shall be released to the Company and the undersigned shall receive a stock certificate reflecting the number of Shares subscribed for or a book entry notification that notifies the undersigned that the undersigned's shares have been issued and registered in the books and records of the Company. As used herein, "Business Day" shall mean any day except Saturday, Sunday or any other day on which commercial banks located in Los Angeles, California are authorized or required by applicable law to be closed for business.

4.   Oversubscriptions. The Company may accept subscriptions for Shares for an aggregate investment amount in excess of the Target Offering Amount so long as the aggregate investment amount of all subscriptions accepted by the Company in the Offering does not exceed the Maximum Offering Amount. All such subscriptions shall be accepted by the Company through the Platform in the Company's sole discretion.

5.   Right to Cancel Subscription.

(a)   Cancellation Deadline. The undersigned may cancel this subscription at any time and for any reason (the "Cancellation Deadline"). Except as set forth in Sections 5(b) and 7(c), the undersigned agrees that after the Cancellation Deadline this subscription shall be irrevocable by the undersigned and shall survive the death or disability of the undersigned.

(b)   Material Change. If there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith, the Company shall direct Wefunder to send to the undersigned notice (i) of such material change and (ii) that such the undersigned's subscription will be cancelled unless the undersigned reconfirms such subscription within five Business Days of the undersigned's receipt of such notice (the "Reconfirmation Period"). If the undersigned fails to reconfirm the undersigned's subscription within the Reconfirmation Period, such subscription will be cancelled automatically and the Company shall direct Wefunder to (A) send to the undersigned, within five Business Days after the Reconfirmation Period, a notification that such subscription was cancelled, the reason for such cancellation and the refund amount that the undersigned is expected to receive, and (B) refund of such subscription to the undersigned.

(c)   Cancelled Subscriptions. If the undersigned's subscription is cancelled, such subscription shall be refunded to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

6.   Acceptance of Subscription. The undersigned acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and delivered to the undersigned. Upon rejection of the subscription under this Agreement for any reason, such subscription shall be refunded to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and this Agreement shall be deemed to be null and void and of no further force or effect.

7.   Closing.

(a)   Closing. Subject to this Section 7(b) and Section 7(c), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Platform within five Business Days after the Offering Deadline (the "Closing Date").

(b)   Closing Conditions. Subject to Section 7(c), the Closing is conditioned upon satisfaction of all of the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(ii)   at the time of the Closing, the Company shall have received into the Escrow Account in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount.

(c)   Early Closing. The Company may effect the Closing (an "Early Closing") prior to the Offering Deadline (such earlier Closing Date, the "Early Closing Date") if all of the following conditions are satisfied:

(i)   Wefunder provides notice (the "Early Closing Notice") to the undersigned of (A) the Early Closing Date, (B) the right of investors in the Offering to cancel their subscriptions at any time and for any reason up until 48 4 hours prior to the Early Closing Date, and (C) whether the Company will continue to accept subscriptions under the Offering during such 48-hour period;

(ii)   Wefunder provides the Early Closing Notice to the other investors in the Offering and any potential investors;

(iii)   the Early Closing Date is scheduled for and occurs at least five Business Days after the Early Closing Notice is provided by Wefunder;

(iv)   at the time of the Early Closing, the Company shall have received into the Escrow Account in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount.

As used herein, the term "Closing" shall apply to an Early Closing, if applicable, and the term "Closing Date" shall apply to an Early Closing Date, if applicable.

8.   No Closing. If (a) at the Offering Deadline, the Company fails to receive subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; (b) at the Closing Date, the Company fails to receive in cleared funds, or is not accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; or (c) the Company terminates the Offering or is otherwise unable to effect the Closing pursuant to this Agreement, (i) the undersigned's subscription will be cancelled automatically and (ii) Wefunder will, within five Business Days thereafter, (A) send to the undersigned a notification of such cancellation, the reason for such cancellation and the refund amount that the undersigned is expected to receive, and (B) direct the refund of such subscription to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and without accrued interest with respect to any money received.

9.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during, and following termination of, the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

10.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its 5 current needs and possible contingencies, and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that:

(i)   A percentage of profit and/or amount or type of gain, dividend or other consideration will be realized as a result of the purchase of the Shares.

(ii)   The past performance or experience on the part of the affiliates of the Company indicates the predictable or probable results of the ownership of Shares or the overall Company venture.

(c)   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Platform, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Platform or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Platform nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Platform nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that the Company's bylaws provide for Drag-Along rights that require if one or more stockholders of the Company holding no less than a majority of all the Shares on a fully diluted basis proposes to consummate, in one transaction or a series of related transactions, a change of control of the Company, the undersigned must sell his or her Shares in that transaction.

(h)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(i)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(j)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(k)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(l)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(m)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(n)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(o)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(p)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

11.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

12.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly organized as a limited liability company under the laws of the State of Michigan and has all requisite legal and limited liability company power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Due Authorization and Enforceability. The Shares been duly authorized and upon issuance to the undersigned will constitute a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

(c)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Certificate of Incorporation of the Company, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

13.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

14.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Platform or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

15.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Michigan without regard to the principles of conflicts of laws.

16.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

18.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this agreement as of <u>[EFFECTIVE DATE]</u>.

Number of Shares: <u>[SHARES]</u>

Aggregate Purchase Price: <u>$[AMOUNT]</u>

COMPANY:

RG Resource Technologies, Inc.

Founder Signature

Name: <u>[FOUNDER_NAME]</u>

Title: <u>[FOUNDER_TITLE]</u>

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

By: _____   By: *Investor Signature* _____

Name: <u>[INVESTOR NAME]</u>

Title: <u>[INVESTOR TITLE]</u>

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited